

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 13, 2009

Eric R. Jacobsen
Executive Vice President, General Counsel and Secretary
Gander Mountain Company
180 East Fifth Street, Suite 1300
Saint Paul, Minnesota 55101

>   **Re: Gander Mountain Company**
>   **Schedule 13E-3**
>   **Filed October 14, 2009**
>   **File No. 005-80407**
>
>   **Schedule 13D/A filed by Mark R. Gale and David C. Pratt**
>   **Filed October 1, 2009**
>   **File No. 005-80407**
>
>   **Schedule 13D/A filed by Holiday Stationstores, Inc.,**
>   **Arthur T. Ericson, et al**
>   **Filed October 1, 2009**
>   **File No. 005-80407**

Dear Mr. Jacobsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

Information Statement

Item 1. Summary Term Sheet

2. We note the terms of the Funding Agreement and proposed tender offer contemplated within 30 days of the later of each of the events set forth in the second bullet point on page 3. In your response letter, please confirm the filing parties' understanding that if the timing contemplated for such offers changes such that the offers would be made while the company still has a class of equity security registered under Section 12 or is still subject to the reporting requirements, the filing parties would be obligated to make the requisite tender offer filings.

3. Item 1001 of Regulation M-A requires that the summary term sheet provide the shareholders with sufficient information to understand the essential features and significance of the proposed transaction. For example, please revise your disclosure to include the following information:

   - Clearly identify the filing persons offering to buy the securities and describe their current relationship to the company.
   - The role of affiliates in this transaction, including their interest in the company now and after the Reverse/Forward Stock Split.
   - Disclose whether Holiday and Gratco have the financial resources to make payments under the Funding Agreement.
   - A brief statement as to the accounting treatment of the Reverse/Forward Stock Split (if you determine that the accounting treatment disclosure is not material, explain why in your response letter).

Q: What are the interests of the Holiday Group and the Gratco Group in the Reverse/Forward Stock Split?, page 8

4. We note your statement on page 8 that pursuant to the terms of the Funding Agreements, the Gratco Group and Holiday Group will each own approximately 47.7% of the-shares following the transaction. Your disclosure is inconsistent with disclosure on page 56 where you disclose each of these groups will hold a 50% interest upon completion of these transactions. See also our subsequent comment 24. Please revise accordingly.

5. Please supplement your disclosure to include the effect of the Rule 13e-3 transaction on the affiliates' interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

Who can help answer my questions?, page 10

6. Please revise the last paragraph on page 10 to provide the phone number to be used for additional questions.

Special Factors, page 11

Background of the Reverse/Forward Stock Split, page 11

7. In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among board members, management, the financial advisors and legal advisors and between the filing parties (i.e. the Gratco and Holiday parties) regarding the reverse/forward stock split or alternative transactions considered by the special committee and the Board. In this regard, we note the Greene Holcomb materials filed as exhibits to the Schedule 13e-3 reference conversations between the advisors and members of management that are not outlined in your background discussion. Please revise accordingly.

8. Please revise your disclosure throughout your background discussion, as appropriate, to identify the person that initiated each contact. By way of example only, you do not identify the person that initiated each of the telephone conferences that occurred from April 22, 2009 through May 7, 2009. Refer to the Instruction to paragraphs (b) and (c) of Item 1005 of Regulation M-A.

9. Revise to clarify further the meetings held between management and the five parties who initially provided indications of interest. Describe who amongst management met with such parties in June, July and August 2008. Further, describe generally why each of these parties declined to continue negotiations with the company regarding the going private transaction (i.e. the terms proposed and rejected that caused the termination of negotiations).

10. Please provide greater detail regarding the substance and timing of all material offers and counteroffers during the course of the price negotiations. For example, expand your discussion:

   a. in the seventh full paragraph on page 16 to describe the factors the led the special committee to reject the $3.40 share price offered by Gratco; and
   b. in the eighth full paragraph on page 17 to provide the factors that the special committee considered in determining that a price of $5.75 per share would be acceptable.

11. Please revise your disclosure in the last paragraph on page 16 to clarify whether your reference to the most recent offer by the Gratco Group is the offer that was

made on May 7, 2009 of $3.40 per share. If not, please provide the details of the offer, including the price and when it was made, to which this statement refers.

12. Please expand your discussion in the sixth paragraph on page 18 to describe the factors considered and analysis conducted by Greene Holcomb in deciding to use a reverse stock split ratio of 1-for-30,000 in its analysis.

13. We refer you to the description of the events leading up to the decision by each of the Gratco and Holiday parties to provide funding to finance the going private transaction. Please clarify further how the Holiday parties became engaged in the negotiation process regarding the Funding Agreement in May 2009 and all discussions between the Holiday parties and Gratco parties (directly or indirectly through their advisors) and any discussions by both parties with the special committee regarding the terms of the Funding Agreement and structure of the going private transaction.

14. Please see our prior comment. We note the timing of the events leading up to the Funding Agreement, the Funding Agreement itself and the agreement made in advance by the Holiday and Gratco parties that there would need to be parity of ownership by the Holiday and Gratco parties following the reverse/forward stock split. Please provide us with your analysis of the applicability of Exchange Act Rule 13d-5(b) to the actions taken by the Gratco and Holiday parties. We may have further comment.

Purpose and Reasons for the Reverse Stock Split, page 19

15. Please revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company's operating history. In this regard, we note that the tangible and intangible costs you reference as factors contributing to the decision to take the company private have existed for several years. See Item 1013(c) of Regulation M-A.

Factors Considered in Determining Fairness, page 23

Absence of Strategic Alternatives, page 24

Self-Tender Offer, page 24

16. We note your statement in the last paragraph on page 24 that the Board and special committee determined that a self tender offer was not a viable alternative because, in part, they were unsure that a sufficient number of shareholders would tender their shares to result in you having less than 300 shareholders of record. Please explain this disclosure as it appears that at the time of the determination you had only 92 holders of record of your common stock.

17. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, revise to address:

- whether or not the Special Committee considered the going concern value;

- why the $5.15 per share price is fair given Greene Holcomb's analysis based on revenue estimates from company management produced a median implied per share value of $7.20-7.67 and a mean implied per share value of $9.26-9.45;

- why the $5.15 price per share is fair given Greene Holcomb's discounted cash flow analysis resulted in implied per share values as high as $8.18 with a midpoint of $5.26; and,

- the consideration given to the historical closing prices of the company's common stock which were higher than the offer price during the 4 week and 3 month period prior to the closing price of the company's stock on September 25, 2009.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

Summary of Fairness Opinion, page 29

18. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Greene Holcomb during the Board's evaluation of the transaction and file or confirm that you have filed all such written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A. See also prior comment 7.

19. Please confirm that you have disclosed, all of the financial forecasts that management and/or the Board provided to Green Holcomb or any projections that the advisor developed. If not, please revise your disclosure accordingly.

20. We note that Greene Holcomb's opinion is dated September 27, 2009. Please disclose whether any material changes in your operations, performance or in any

of the projections or assumptions upon which Greene Holcomb based its opinion
have occurred since the delivery of the opinion.

Information About the Company, page 47

Price Range of Common Stock, page 47

21. Your table on the bottom of page 47 currently indicates that you provided
common stock price ranges "through October 7, 2010." Please revise to reflect
the accurate date.

Security Ownership of Certain Beneficial Owners and Management, page 48

22. Disclose, by footnote or otherwise, the natural person(s) who control Holiday
Stationstores, Inc., Gratco, LLC and Dimensional Fund Advisors LP. If any of
the entities listed are public entities, majority-owned subsidiaries of public entities
or registered investment companies, please disclose this by way of footnote.

Financial Information, page 51

23. .Please provide complete summarized financial information as required by
Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7
in the July 2001 supplement to our "Manual of Publicly Available Telephone
Interpretations" that is available on the Commission's website at
http://www.sec.gov for guidance on complying with a nearly identical instruction
in the context of a registered tender offer. We note, for example, that all of the
information required under Item 1010(c) of Regulation M-A has not been
provided.

Interests of the Holiday Group and Gratco Group in the Reverse/Forward Stock Split and
the Offers to Purchase, page 56

24. Please expand your disclosure on page 56 under the above subheading to explain
why you estimate that the Holiday Group and Gratco Group will each own 50.0%
of your common stock as a result of the Reverse/Forward Stock Split and the
Offers to Purchase. In this regard, we note that Dimensional Fund Advisors LP
beneficially holds 1,490,743 shares, or 6.2%, of your common stock and therefore
could remain a shareholder after the Reverse/Forward Stock Split. Further, your
disclosure does not indicate that Dimensional has agreed to or indicated that it
will accept an Offer to Purchase the common stock it holds.

Annex A

25. The staff notes the limitation on reliance by shareholders in second sentence of
the last paragraph on page 3 of the fairness opinion provided by Greene Holcomb

& Fisher LLC. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Green Holcomb's belief that shareholders cannot rely upon the opinion to support any claims against Greene Holcomb arising under applicable state law (e.g., the inclusion of an express disclaimer in Greene Holcomb's engagement letter with the special committee). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have not effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Greene Holcomb would have no effect on the rights and responsibilities of either Greene Holcomb or the board of directors under the federal securities laws.

Schedule 13D/A filed October 1, 2009 by Mark Gale and David Pratt

26. We refer you to the Schedule 13D/A filed on October 1, 2009 by the principal(s) of Gratco. We also note the inclusion of Gratco LLC and The David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92 as filing persons on the Schedule 13e-3. Based on disclosure in the Schedule 13D/A, listing Mr. Gale as a reporting person, it would appear that Mr. Gale should also be included as a filing person on the Schedule 13e-3. Please advise us whether the filing persons considered whether Mr. Gale, in his individual capacity, is an affiliate engaged in the going private transaction who should be included as a filing person and if not, why not.

27. Other than amendments filed by the Gratco and Holiday parties, it is not apparent that any amendments to the Schedules 13D by the other filing parties included on the Schedule 13e-3 were made to reflect their plans with respect to the going private transaction. Please advise and ensure such parties make the requisite amendments. We may have further comment.

*   *   *

As appropriate, please amend your filing and respond to these comments promptly or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or Mellissa Campbell Duru, Special Counsel, Office Mergers and Acquisitions, at (202) 551-3757 if you have questions regarding these comments. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Morgan Burns
        Jonathan R. Zimmerman
        Faegre & Benson LLP
        (Via Facsimile (612) 766-1600)